Filed pursuant to Rule 253(g)(2)

File No. 024-12532

SUPPLEMENT DATED APRIL 25, 2025

ACCRETIVUSA, INC.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by AccretivUSA, Inc. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on January 15, 2025. The offering statement qualified by the SEC is available here:

https://www.sec.gov/Archives/edgar/data/2044436/000204443624000003/partiiandiii.htm

The purpose of this supplement is to announce the following change to Company’s Bylaws, the offering statement, and any amendments and supplements, effective on April 25, 2025:

Change to Bylaws

The third sentence of Section 9.13 Transfer Restrictions of the Bylaws originally read as follows:

Furthermore, a holder of shares of Preferred Stock may not transfer their Shares for a period of forty-eight (48) months from the time of acquisition.

This has been changed to read as follows:

Furthermore, a holder of shares of Preferred Stock may not transfer their Shares for a period of twenty four (24) months from the time of acquisition.

Change to the Offering Statement (and amendments and supplements):

Any reference in the offering statement, as amended, to Investors being required to hold their investment for a minimum of forty-eight (48) months, should now be read to reflect the new shorter holding period of twenty four (24) months.